Exhibit 99.1

News Release

Stantec signs Letter of Intent to acquire True Grit Engineering

55-person firm has strong environmental services and infrastructure experience, expanding Company presence in northern Ontario

EDMONTON, AB; WINNIPEG, MB; NEW YORK, NY (August 28, 2018) TSX, NYSE:STN

Global engineering and design firm Stantec has signed a Letter of Intent to acquire True Grit Engineering, a well-respected leader in infrastructure engineering, project management and planning, and environmental services. True Grit Engineering’s clients range from all levels of government, Indigenous communities, Hydro One, Resolute Forest Products, and various municipalities throughout northern Ontario. Some of True Grit Engineering’s notable projects include northern remediation work, design-builds, total project management, highway design, major development permitting, and approvals. Concentrated in Thunder Bay, the firm has regional offices in Sioux Lookout and Welland.

“We are excited to welcome True Grit Engineering to our northern Ontario operations,” says Stantec vice president Eric Wiens. “We have a longstanding relationship with True Grit Engineering and have experienced the quality work they deliver after partnering with them on a number of great projects. True Grit Engineering will increase our office presence in key markets, providing our clients and the local community with increased personal contact and a deep knowledge of issues impacting projects.”

Geographically, True Grit Engineering strengthens Stantec’s foothold in northern Ontario. Their deep relationships and proven ability to address their client’s needs provides great opportunity to further develop buildings, transportation, water, and mining expertise in the northwestern Ontario market. True Grit Engineering has touchpoints into multiple Stantec Geographies and proximity to northern Ontario.

“Over the past the 13 years, True Grit Engineering has developed strong relationships with numerous clients throughout northern Ontario based on the quality of expertise and services our people provide. As True Grit Engineering grew, our clients responded by asking us to take on greater and more complex challenges while providing a wider variety of engineering services,” says Eric Zakrewski, President and CEO, True Grit Engineering. “True Grit Engineering continually worked to find ways to meet our client’s growing needs. Joining Stantec allows True Grit Engineering to offer world-class expertise and a much wider variety of services through the same team that our clients have grown to trust. As a trusted joint venture partner to several Indigenous communities throughout northern Ontario, we are also excited to be able to assist our partners as Stantec and respond to business opportunities and engineer infrastructure to meet the needs of their growing communities.”

True Grit Engineering’s services and relationships span multiple Stantec business lines and their deep relationships create an opportunity to diversify buildings, transportation, water, and mining expertise in northern Ontario. True Grit Engineering’s values and practices align closely with Stantec’s and they presently have a proven working relationship with Stantec’s Winnipeg office.

The True Grit Engineering acquisition is expected to close in Q4 2018.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Ashley Warnock Stantec Media Relations Ph: (403) 472-0122 Ashley.Warnock@Stantec.com	Investor Contact Cora Klein Stantec Investor Relations Ph: (780) 969-2018 Cora.Klein@stantec.com

Design with community in mind